Filed by HCM II Acquisition Corp.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Terrestrial Energy Inc.

Commission File No.: 001-42252

Nuclear Reactor Company Terrestrial Energy to Go Public Via SPAC

By Maggie Eastland

Bloomberg

March 26, 2025

(Bloomberg) -- A developer of small nuclear reactors is going public via a special purpose acquisition company led by former Cantor Fitzgerald Chief Executive Officer Shawn Matthews.

Terrestrial Energy Inc. has an equity value of $925 million in the deal with blank-check firm HCM II Acquisition Corp., withthe combined entity valued at about $1 billion including debt, according to a statement reviewed by Bloomberg News.

The transaction will provide Terrestrial with $280 million in gross proceeds, including the $230 million from the blank-check trust account and an additional $50 million from a private investment in public equity, or PIPE, at $10 a share to help commercialize its molten salt nuclear reactors, the companies said in the statement.

Charlotte, North Carolina-based Terrestrial joins a band of SPAC-funded contenders betting they can make small modular nuclear power more than a quixotic vision of safely splitting atoms to shrink carbon emissions and sate AI’s voracious appetite for energy. That group includes Sam Altman-backed Oklo Inc., Ares-backed X-Energy and Fluor Corp.-backed NuScale Power. Startups like TerraPower LLC, founded by Bill Gates, have also joined the fray.

“The world is waking up to what it needs to do,” Terrestrial CEO Simon Irish said in an interview. “We need a massive expansion in the nuclear energy supply.”

HCM II raised its initial public offering in August 2024, with Cantor Fitzgerald as sole bookrunner. Matthews and his team soon settled on searching for a nuclear technology company to take public.

‘Generational Trades’

“These are generational trades,” Matthews said, citing skyrocketing energy demand from AI data centers and more recently, support for nuclear energy within the Trump administration. He called Irish “a unicorn in the space.”

Before Terrestrial’s founding in 2013, Irish was the head of Man Group Plc’s strategic investment division in North America. Nuclear energy seized his attention while he was taking a sabbatical from his hedge fund job and musing over prosperity, climate change, world peace and energy security.

His conviction that nuclear energy could alleviate these problems led him on a search for a machine to harness it and, in his words, “deliver this wonderful inheritance to the entire world.” Irish found a molten salt nuclear reactor that had already been successfully demonstrated “behind the curtain” at Oak Ridge National Laboratory, the Tennessee-based lab that dates back to the Manhattan Project during World War II.

Terrestrial has been commercializing that model, focusing on innovations to enable the simple operations and maintenance needed for commercial rollout.

“The heart of the nuclear problem today is a simple economic one,” Irish said.

Molten Salt

The planned reactors use a uranium isotope dissolved in a molten salt that serves as both fuel and coolant, allowing for high temperature operations that boost efficiency and lower cost, Irish said. The design operates at a lower pressure to improve safety, and it uses standard nuclear fuel, which is less expensive than the specialized version used by many small modular reactors today, according to an investor presentation.

Terrestrial announced its first project this year to create a commercial nuclear power plant nine miles west of Texas A&M University at a special technology campus, alongside other developers. Terrestrial says its reactors will be ready to deploy at a fleet level by the 2030s to meet growing energy demand for data centers, power grids and industry. Its reactor plants, consisting of two reactors, will have a 390-megawatt capacity, according to the companies.

“2025 may well be for the nuclear tech sector what 1995 was to tech,” Irish said. Still, he added, “This is not Internet search where winner takes all. This is a highly diverse market.”

Harper, Browne

Terrestrial’s board includes former Canadian Prime Minister Stephen Harper, former US Energy Secretary Ernest Moniz and BP Plc ex-CEO John Browne, as well as a former member of the US Nuclear Regulatory Commission. The combined firm is set to list on the Nasdaq stock exchange after the transaction is completed in the fourth quarter.

On the regulatory front, Terrestrial said it completed a pre-licensing review for a molten salt reactor with the Canadian Nuclear Safety Commission in 2023. In the US, the company began engaging with the Nuclear Regulatory Commission in 2016.

The deal comes at a time when Cantor Fitzgerald, the firm advising HCM II on the deal, is leading a resurgence in SPACs, despite a 2022 collapse. Matthews, who now runs his own hedge fund after leading Cantor, said he thinks the SPAC market will shift to become a “private equity surrogate” with 40 to 50 serial sponsors augmenting exits.

“The frenzy was the frenzy,” he said. “Everyone wanted to have a SPAC, and everyone thought it was easy, and the reality is, it’s hard to find the right company and do the diligence.”

While other SPAC-funded nuclear companies have endured a somewhat bumpy ride since going public, the deal makes sense to help Terrestrial gain access to readily available capital, Matthews said. “We know the opportunity set is huge,” he said. “We don’t know how huge, so having that ability to access markets as needed is a key component to growth here.”

# # #

Additional Information and Where to Find It

In connection with the proposed Merger, HCM II and the Company intend to file with the SEC a Registration Statement, which will include a preliminary proxy statement of HCM II and a prospectus. The definitive proxy statement and other relevant documents will be mailed to shareholders of HCM II as of a record date to be established for voting on the Merger. Shareholders of HCM II and other interested persons are advised to read, when available, the preliminary proxy statement, and the definitive proxy statement, and any supplements or amendments to the preliminary and definitive proxy statements, because these documents will contain important information about HCM II, the Company, and the proposed transactions. Shareholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus once they are available, without charge, by directing a request to: HCM II Acquisition Corp, 100 First Stamford Place, Suite 330, Stamford, CT 06902. These documents, once available, and HCM II’s other filings and reports filed with the SEC can also be obtained, without charge, at the SEC’s internet site (http://www.sec.gov).

Participants in the Solicitation

HCM II and the Company, and their respective officers and directors, may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of HCM II is set forth in HCM II’s filings with the SEC. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their direct and indirect interests will be set forth in the Registration Statement (and will be included in the proxy statement/prospectus) and other relevant documents when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

The information included herein includes “forward-looking statements” within the meaning of the federal securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, including, without limitation, statements regarding the anticipated timing and benefits of the Merger, and HCM II’s or the Company’s future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. In addition, these forward-looking statements include, without limitation, statements regarding HCM II’s and the Company’s expectations with respect to future performance and anticipated financial impacts of the Merger, the satisfaction of the closing conditions to the Merger, and the timing of the completion of the Merger. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond the control of the Company and/or HCM II), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by HCM II and its management, and the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive agreements respecting the Merger; (2) the outcome of any legal proceedings that may be instituted against HCM II, the Company or others following the announcement of the Merger; (3) the inability to complete the Merger due to the failure to obtain approval of the shareholders of HCM II or the SEC’s declaration of the effectiveness of the Registration Statement (which will including the proxy statement/prospectus contained therein) to be filed by HCM II and the Company or to satisfy the minimum cash or other conditions to closing; (4) changes to the proposed structure of the Merger that may be required or appropriate as a result of applicable laws or regulations; (5) the ability of HCM II to meet applicable listing standards following the consummation of the Merger; (6) the risk that the Merger disrupts current plans and operations of the Company as a result of the announcement and consummation of the Merger; (7) the ability to recognize the anticipated benefits of the Merger, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, continue developing its properties, maintain relationships with customers and suppliers, and retain its management and key employees; (8) costs related to the Merger and the Domestication described in the Business Combination Agreement; (9) changes in applicable laws or regulations; (10) the possibility that the Company and/or its related entities may be adversely affected by other economic, business, and/or competitive factors; (11) the amount of redemption requests made by the HCM II public shareholders; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in HCM II’s prospectus dated August 15, 2024 and filed with the SEC on August 16, 2024 and HCM II’s other filings with the SEC, as well as any further risks and uncertainties to be contained in the proxy statement/prospectus filed after the date hereof. In addition, there may be additional risks that neither HCM II or the Company presently know, or that HCM II or the Company currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this Current Report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, neither HCM II nor the Company undertakes any duty to update these forward-looking statements.

No Offer or Solicitation

This Communication does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

3